JUPITER WELLNESS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

                                               October 13, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Mary Beth Breslin, Kristin Lochhead, Kate Tillan, Jeffrey Gabor

Re: Jupiter Wellness, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed September 4, 2020

File No. 333-239229

Ladies and Gentlemen:

Jupiter Wellness, Inc. (the “Company”) is hereby submitting Amendment No. 6 to the Company’s Registration Statement on Form S-1 (“Amendment No. 6”). Amendment No. 6 reflects the Company’s changes in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission, received on October 9, 2020, relating to the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 and certain updates primarily relating to the Company’s application to list on NASDAQ being approved.

For the Staff's convenience, the Staff's comments have been stated below in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 6 and all references to page numbers in such responses are to page numbers in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-1 filed September 4, 2020

Business

Legal Proceedings, page 46

1. Please provide disclosure required by Item 103 of Regulation S-K with respect to the August 25, 2020 judgment against the company in the Eighth Judicial District Court of the State of Nevada, or provide an analysis supporting your conclusion that such disclosure is not required.

RESPONSE: The case involved a claim brought by Mr. Anthony Menke (the “Plaintiff”) against Krista Whitley (“Ms. Whitley”), the former owner of Magical Beasts LLC. Mr. Menke had obtained a judgement against Ms. Whitley in 2012 in Canada. In July 2020, the Plaintiff sought to enforce the judgement in the Eighth Judicial district Court of the State of Nevada. Further in July 2020, the Plaintiff sought to impute the judgement against Ms. Whitley to Magical Beasts. In August 2020, the Nevada court imputed the judgement to Magical Beasts and directed that the Company not pay any amounts owed to Ms. Whitley without first paying the Plaintiff. This is similar to a notice of garnishment. On October 12, 2020, the Company, Magical Beasts, Ms. Whitley and the plaintiff reached a settlement whereby the Company agreed that it will make the first $300,000 of payments owed to Ms. Whitley under the Magical Beasts acquisition agreement to the Plaintiff and that any amounts paid to the Plaintiff would be deducted from the amounts owed by the Company to Ms. Whitley. While we will address this comment more in response #2, we believe that the litigation itself has no material effect on the Company as the Company had already disclosed that it intended to pay $1.0 million of the proceeds of the offering to Ms. Whitley and the $1.0 million liability was already on the Company’s financial statements as a liability. Pursuant to the settlement agreement, it will pay the first $300,000 of the $1.0 million to the Plaintiff and that the amount paid to the Plaintiff will be offset against the amount owed to Ms. Whitley. We had a verbal agreement from Ms. Whitley related to the offset dating back to when we learned of this claim and now have a signed settlement agreement documenting the offset. We have revised the Legal Proceedings and Use of Proceeds sections as well as the Company’s June 30th unaudited interim financials included herein to include disclosure related to the matter. Please see pages 22 and 46.

Unaudited Financial Statements

Note 13. Commitments and Contingencies, page F-30

2. We reference the August 25, 2020 judgment against the company in the Eighth Judicial District Court of the State of Nevada.  Please tell us how you considered the guidance in ASC 450-20-25 in determining whether you should accrue or disclose any underlying loss contingency in the notes to the financial statements.   Please note that in accordance with ASC 450-20-50-1, the nature (and possibly amount) of any accruals made for a loss contingency should be disclosed in the notes to your financial statements. Also, ASC 450-20-50-3 requires that if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

RESPONSE: The Company has considered the guidance in the referenced ASC sections. The judgment does not meet the definition of a possible or probable loss contingency given there will be no additional expense or charge to the company as a result of any payments or rewards to the plaintiff since such a payment will reduce the amounts paid to the seller under the already accrued note payable. As you know a loss contingency is defined as follows:

An existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur. The term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses.

The judgement against Magical Beasts and the order requiring the Company to pay the Plaintiff before paying any amounts to Ms. Whitley will have no effect on the Company’s consolidated financial statements as the $1.0 million liability is already shown as a direct liability on the Company’s financial statements and there is no separate contingent liability that would need to be booked. Ms. Whitley has agreed in writing that any amounts that the Company pays to the plaintiff will be offset against the $1.0 million owed to Ms. Whitley. Accordingly, we respectfully believe that the financial statements require no adjustments.

We believe any possible difference in the interest rate currently being earned by Ms. Whitley on her note and the interest charged as a result of the judgment and action taken above to be immaterial. Since this matter does change the nature of the seller note described in Note 8 to our unaudited financials, we have added additional disclosure related to this matter to notes 13 and 14 in the unaudited financials for the purpose of additional clarity and transparency.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence or on Amendment No. 6 filed herewith. Thank you.

Sincerely,

/s/ Brian John
Brian John Chief Executive Officer

cc: (via email)

Arthur Marcus